Filed by Prologis, Inc. (SEC File No. 001-13545)

Pursuant to Rules 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934 as amended.

Subject Company: DCT Industrial Trust Inc.

Commission File No. 001-33201

The following was posted on www.prologis.com:

Prologis to Acquire DCT Industrial Trust Portfolio

On April 29, Prologis announced plans to acquire DCT Industrial Trust Inc. (DCT) for $8.4 billion in a stock-for-stock transaction. Both companies’ boards voted unanimously to approve the transaction.

Denver-based DCT’s portfolio has a 100-percent overlap with Prologis markets. This rare opportunity to acquire one of the highest-quality industrial portfolios in the U.S. will deepen Prologis’ presence in several key logistics markets, expand relationships with large multi-site customers and add 500 new customer relationships. For some time, Prologis has considered DCT’s portfolio to be the most complementary to its own in terms of product quality, market position and growth potential. The strategic fit between the two companies positions Prologis to capture significant economies of scale immediately upon close, which is expected in the third quarter of 2018.

[A map showing DCT Industrial’s presence in key logistics markets across the U.S. included here.]

Under the terms of the agreement, DCT shareholders will receive 1.02 Prologis shares for each DCT share they own. The transaction remains subject to the approval of DCT stockholders and other customary closing conditions. At closing, DCT Industrial President and Chief Executive Officer Philip L. Hawkins is expected to join the Prologis board of directors.

DCT’s 71 million square foot operating portfolio will deepen Prologis’ presence in high-density, high-consumption U.S. markets, including Southern California, the San Francisco Bay Area, New York/New Jersey, Seattle and South Florida. The acquisition also includes 7.1 million square feet of development, redevelopment and value-added projects.

For more about the acquisition, see our press release.

FORWARD-LOOKING STATEMENTS

The statements in this document that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis Inc. (“Prologis”) and DCT Industrial Trust Inc. (“DCT”) operate as well as beliefs and assumptions of management of Prologis and management of DCT. Such statements involve uncertainties that could significantly impact financial results of Prologis or DCT. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates” including variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or DCT expect or anticipate will occur in the future—including statements relating to rent and occupancy growth, development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis and DCT operate, debt, capital structure and financial position, Prologis’s ability to form new co-investment ventures and the availability of capital in existing or new co-investment ventures—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) maintenance of REIT status, tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain and our credit ratings; (vii) risks related to our investments in our co-investment ventures, including our ability to establish new co-investment ventures; (viii) risks of doing business internationally, including currency risks; (ix) environmental uncertainties, including risks of natural disasters; (x) risks associated with achieving expected revenue synergies or cost savings; (xi) risks associated it the ability to consummate the merger and the timing of the closing of the merger and (xii) those additional risks and factors discussed in the reports filed with the Securities and Exchange Commission (“SEC”) by Prologis and DCT from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Prologis nor DCT undertakes any duty to update any forward-looking statements appearing in this document except as may be required by law.

ADDITIONAL INFORMATION

In connection with the proposed transaction, Prologis will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of DCT (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to DCT’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or DCT. The documents filed by Prologis with the SEC may be obtained free of charge at the Investor Relations section of Prologis’s website at www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1 San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by DCT with the SEC may be obtained free of charge at

DCT’s website at the Investor Relations section of http:/investors.dctindustrial.com/Corporate Profile or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from DCT by requesting them from Investor Relations by mail at 555 17th Street, Suite 3700 Denver, CO 80202, or by telephone at 303-597-1550.

PARTICIPANTS IN THE SOLICITATION

Prologis and DCT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’s directors and executive officers is available in Prologis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its proxy statement dated March 22, 2018, for its 2018 Annual Meeting of Shareholders. Information about DCT’s directors and executive officers is available in DCT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its proxy statement dated March 21, 2018, for its 2018 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or DCT as indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.